Filed by Consolidated Communications Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FairPoint Communications, Inc.

Commission File No.: 001-32408

The following communication was first made available to FairPoint Communications, Inc. employees on December 6, 2016:

Dec. 6, 2016

To All FairPoint Employees,

On behalf of the entire Consolidated Communications team, I would like to express my excitement about the planned merging of our companies.  At Consolidated, we believe employees make the difference and are the strongest asset to our success.  We welcome the talent and experience you will bring to the Consolidated team and are dedicated to making this transition as smooth as possible.

We are impressed with FairPoint’s strong reputation for customer service and the outstanding operating platform you have developed.  This is something of which you should be proud and we intend to build on that foundation.  We are confident FairPoint customers will continue to benefit from your experience, as well as new and innovative solutions, advanced services, and a combined team of resources and expertise.  We believe both FairPoint and Consolidated share a strong commitment to serving our customers and rest assured, this will not change.

As we look to the future and the joining together of our companies – our robust fiber networks, our expertise and our resources – we believe we can better compete and achieve even greater growth potential and opportunity. As the ninth largest fiber provider in the U.S, we will be well positioned as a combined company to be the leading provider of advanced business and broadband communication solutions.

Undoubtedly, you have many questions about Consolidated Communications.  We will be sharing information and updates over the next few months.  We will work through the necessary regulatory approvals and expect to close on the merger by mid-2017.

We value your contribution to our future success as we become a unified, productive team.  I look forward to more formally welcoming you to the Consolidated family upon the successful closing of the merger and sharing more about Consolidated Communications and the exciting possibilities that lie ahead.

Sincerely,

Bob Udell

President and CEO

Consolidated Communications

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated Communications Holdings, Inc. (the “Company”).  There are a number of risks, uncertainties, and conditions that may cause the Company’s actual results to differ materially from those expressed or implied by these forward-looking statements.  These risks and uncertainties include the Company’s ability to complete the acquisition of FairPoint Communication, Inc. (“FairPoint”) and successfully integrate FairPoint’s operations and realize the synergies from the acquisition, as well as a number of factors related to the Company’s business and that of FairPoint, including economic and financial market conditions generally and economic conditions in the Company’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations.  A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and FairPoint’s respective filings with the Securities and Exchange Commission, including their reports on Form 10-K and Form 10-Q.  Many of these circumstances are beyond the Company’s ability to control or predict.  Moreover, forward-looking statements necessarily involve assumptions on the Company’s part.  These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be different from those expressed or implied in the forward-looking statements.  All forward-looking statements attributable to us or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements that appear throughout this filing.  Furthermore, forward-looking statements speak only as of the date they are made.  Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we disclaim any intention or obligation to update or revise publicly any forward-looking statements.  You should not place undue reliance on forward-looking statements.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and FairPoint will file with the Securities and Exchange Commission.  Investors in the Company or FairPoint are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company and FairPoint with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.  A final proxy statement or prospectus/proxy statement will be mailed to the stockholders of the Company and FairPoint.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and FairPoint, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2016 annual meeting of stockholders.  Information about the directors and executive officers of FairPoint is set forth in its proxy statement for its 2016 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

The Company and FairPoint, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2016 annual meeting of stockholders.  Information about the directors and executive officers of FairPoint is set forth in its proxy statement for its 2016 annual meeting of shareholders.  Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.